GEMPLUS INTERNATIONAL S.A.
46a, avenue JF Kennedy
2nd floor
L-1855 Luxembourg
Grand Duchy of Luxembourg
October 13, 2005
Via Facsimile: +1 (202) 772-9205
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Attention: Robert S. Littlepage, Jr.
Re: Gemplus International S.A. (the “Company”) Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 000-31052
Dear Mr. Littlepage:
We are responding to the Staff of the Securities and Exchange Commission’s letter dated August 31, 2005, concerning the above-referenced filing. For your convenience, we have repeated the Staff’s comments before each of our responses below.
2.2 (b) Associates, page F-7
Comment:
1. Please clarify what you mean by the disclosure on page F-7 where you state that your share of post-acquisition movements in reserves of your associates is recognized in reserves, and tell us how you addressed this in your US GAAP financial information.
Response:
The statement “our share of post-acquisition movements in reserves of our associates is recognized in reserves” relates to those equity changes of our associates, other than those recognized in its profit or loss, that are recognized directly in equity, i.e. currency translation adjustments. This IFRS policy is in accordance with IAS 28.11. There is no difference between IFRS and US GAAP related to this accounting.

2.3 (b) Transactions and balances, page F-7
Comment:
2. Please explain further your disclosure on page F-7 where you state “translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in “Other comprehensive income” within shareholders’ equity” and tell us how you addressed this in your US GAAP financial information.
Response:
Our disclosure, as referenced in the Staff’s comment relates to foreign exchange gains or losses on available-for-sale financial assets being included in “other comprehensive income” within shareholders’ equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. AG 83 provides that the gain or loss is recognized directly in equity under IAS 39, paragraph 55(b) including any related foreign exchange component, for available-for-sale (“AFS”) financial assets that are not monetary items under IAS 21 (for example, equity instruments). There is no difference in accounting treatment under US GAAP that provides that changes in the value of a foreign currency denominated, AFS security resulting from movements in exchange rates should be reported in the separate component of shareholders’ equity, until realized.
The Company would propose to revise its future filings with the following:
“Foreign exchange gains or losses on non-monetary items, such as equities classified as available-for-sale financial assets, are included in “other comprehensive income” within shareholders’ equity, until the financial asset is derecognized, and such amounts are recognized in profit and loss.”
2.5 Revenue recognition, page F-9
Comment:
3. We refer to your statement within the Business Overview section “Many chip card sales are combined and priced or sold together with sales of these services and software for customers within the applicable reporting segment, and therefore we do not separately report these sales.” For each reporting segment, please describe to us in more detail the nature of these arrangements in which you have chip card sales, software sales and service sales. In addition, explain to us your consideration of EITF 00-21 and SOP 97-2 in accounting for these multiple deliverable revenue arrangements under US GAAP.
Response:
The Company’s revenue recognition policies applied under IFRS result in no differences with US GAAP.
Most of the Company’s product sales are related to chip card sales for which the Company provides the software embedded in the microprocessor of the chip card. For such chip card sales sold in each segment, the Company also regularly adds certain application software to the chip cards and provides personalization services. As such, the “software” and data from personalization are embedded within the finished chip card and shipped to the customer. Revenue on these normal type production inventories is recognized upon shipment and the meeting of the other revenue recognition criteria in SAB 104. The Company has no software service obligations to the customer with regard to the operating system, application software or personalization data included in the product sales, including no upgrades/enhancements, PCS or other services.
Our statement in the business overview section as referenced in the Staff’s comment above relates mainly to these normal production inventory sales of chip card products in all segments.

In certain other cases, the Company provides customized operating systems and chip cards in each segment.
Where the operating system requires significant customization or configuration, accordingly it is accounted for under SOP 81-1, as required by paragraph 7 of SOP 97-2. The completion of such customization or configuration work can take up to six to twelve months, and is accounted for under the percentage of completion method. An example of this type of arrangement would be the sale of an “over-the-air-platform” system, which enables telecommunication operators to remotely manage the SIM cards located in their customers’ handsets, i.e., update applications to provide new functionality.
The chip card sales are not subject to contract accounting pursuant to paragraph 14 of SOP 81-1. Revenue related to chip card sales is recognized when the chip cards are delivered and other requirements of SAB 104 are met, based on the selling prices included in the contract with the customer, that is also consistent with the prices charged by the Company to other customers for sales of chip cards sold separately (e.g., not in conjunction with an operating system), as discussed in the second paragraph of this response.
(a) Sales of goods, page F-9
Comment:
4. We note on page F-39 that you sell prepaid phone cards as part of your Telecommunications segment. Please clarify for us whether you report this revenue gross as a principle or net as an agent under US GAAP and explain to us your consideration of EITF 99-19 in making this determination.
Response:
The Company does not purchase or sell telecommunication usage time. The Company sells prepaid phone cards to telecommunication operators who have their own usage time loaded in the cards for the subsequent sale to customers. The Company recognizes revenue gross, since the Company is not acting in the capacity of an agent and the entire transaction is with the same counterparty. The Company would propose to clarify this in its future filings.
(b) Sales of services, page F-9
Comment:
5. We note your statement “Revenues are recognized by reference to the stage of completion at the balance sheet date, provided that the outcome of the contracts can be estimated reliably.” Please explain to us and revise your filing to discuss how you determine the stage of completion under US GAAP. If you use a percentage of completion method based on costs incurred to date over total estimated costs, tell us why you believe this is more appropriate under US GAAP then some type of output measure such as contract milestones or units of work completed.
Response:
The Company uses the percentage of completion method on contracts related to chip card operating systems and for services, mainly relating to consulting and software development of applications to be run on smart cards. Such software applications are developed to customer specifications and are not sold to other customers. These developments involve mainly internal or external staff costs, which are measured on the basis of time sheets.
The Company uses a percentage of completion method based on costs incurred to date (mainly staff costs) over total estimated costs, because this method measures more reliably the percentage of achievement than milestones or units of work completed.

Milestone is more a tool used to invoice customers. Progress payments and advances received from customers often do not reflect the services performed and the actual progress of a project.
In our view, units of work completed are more appropriate for a production process and are not applicable to the development of personalized operating systems or applications.
2.8 Property, plant and equipment, page F-9
Comment:
6. We note from your disclosure on page F-10 that leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Please tell us in your response letter whether the lease capitalization criteria under IFRS are identical to those identified under paragraph 7 of SFAS 13. If not, explain to us in detail your consideration of the differences in preparing your net income, balance sheet, and cash flow statement reconciliations and revise your filing to discuss these differences.
Response:
The lease criteria under IFRS and US GAAP are similar but not identical. In accordance with IAS 17, the classification of a lease depends on the substance of a transaction rather than the form of the contract. A lease should be classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. Paragraph 10 or IAS 17 lists some examples of situations that would normally lead to the classification of a lease as a finance lease, including:
a.	the lease transfers ownership of the asset to the lessee by the end of the lease term;

b.	the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

c.	the lease term is for the major part of the economic life of the asset even if title is not transferred;

d.	at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset; and

e.	the leased assets are of such a specialized nature that only the lessee can use them without major modifications.
The criteria under US GAAP are similar to the indicators above. A lease is considered a finance lease under US GAAP if:
1.	the lease transfers ownership of the property to the lessee by the end of the lease term;

2.	the lease contains a bargain purchase option;

3.	the lease term is equal to 75 percent or more of the estimated economic life of the leased property. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease;

4.	the present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him. However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.

A comparison of the two requirements does result in assessment that the two standards are similar with US GAAP being slightly more prescriptive. The Company recognizes that there are differences between the two standards and thus analyses all leases under both FAS 13 and IAS 17 independently. All of the Company’s leases, except as described in our response to comment 11 below, qualify for accounting as operating leases under both FAS 13 and IAS 17.
The Company, in accordance with Form 20-F, does not reconcile the IAS 7 cash flow to US GAAP.
2.10 Impairment of assets, page F-10
Comment:
7. Please refer to SFAS No. 144 and explain to us any differences in your accounting for impairment of long-lived assets under IFRS and US GAAP. Advise us of your consideration of SFAS 144 in accounting for the asset impairments discussed in your Restructuring note on pages F-28 through F-30 and revise to include the required disclosure of paragraph 26-c and 26-d of SFAS 144.
Response:
Differences between IFRS and US GAAP
SFAS 144 requires that a long-lived asset be written down to its fair value only when the future gross cash flows expected to be generated by a long-lived asset from its use and expected disposition are less than the carrying value of the long-lived asset and such carrying value is in excess of its fair value. Under SFAS 144, an impairment loss may not be reversed if there is a subsequent recovery in value.
IFRS requires impairment write-down of fixed assets when the asset’s carrying amount exceeds its recoverable amount, regardless of whether future gross cash flows are insufficient to recover the carrying value. The recoverable amount is the higher of an asset’s fair value less cost to sale and value in use. Value in use is the present value of the future cash flows expected to be obtained from the asset’s use. IFRS requires reversals of impairment losses if there is a subsequent recovery in value.
Both US GAAP and IFRS require management to evaluate impairment indicators, and if such indicators are present, for management to perform an impairment test on the related long-lived asset. The Company evaluated impairment for all Held for Use fixed assets, under both IFRS and US GAAP, resulting in no related impairments losses under IFRS or US GAAP being necessary, for each of the three years ended December 31, 2004.
The Company evaluated impairment for all Held for Sale fixed assets, under both IFRS and US GAAP, resulting in no differences in the evaluation of the impairment losses for each of the three years ended December 31, 2004, except that the Company reversed an impairment loss under IFRS in 2003, amounting to € 2,555 thousand, which has not been recognized under US GAAP.
In accordance with SFAS 144 a long-lived asset to be disposed of by sale must be recorded at the lower of carrying amount or fair value less cost to sell. Costs to sell a long-lived asset include incremental direct costs to transact the sale and represent the costs that result directly from and are essential to a sale transaction that would not have been incurred by the entity had the decision to sell not been made.
Prior to the codification of IFRS 5, IAS 35 prescribed the authoritative guidance for accounting for impairment losses recognized as a result of the discontinuance of an activity. IAS 35 states that an announcement of a plan of disposal is an indication that the assets attributable to the disposal transaction may be impaired or that a previously impairment loss may need to be reversed. Impairment is tested using the same methodology as described in the previous paragraphs for IFRS.

Both IFRS and US GAAP require that the fair value of the asset is reduced for estimated selling costs directly attributable to the transaction. Previously recognized impairment losses on assets held for sale, however, are required to be reversed in accordance with IFRS while this is not allowed under US GAAP. The Company has historically evaluated its assets held for sale under both methodologies which resulted in no reconciling items, except for those items related to the reversal of impairment losses under IFRS that are not recognized for US GAAP.
There are no other differences in our accounting for impairment of long-lived assets under IFRS and US GAAP.
Disclosure related to assets impairment
We propose to include the following disclosure in our future filings: “In the case of closed sites and buildings, the market value of the related assets is based on the estimated realizable value, which is based on expert valuations using a discounted cash flow technique and/or comparable transactions, bids and eventually the selling price of the building if any.”
The Company does not report assets by segment because there is no allocation of assets to segments in information reviewed by management. This is discussed in Note 32 to the financial statements.
11. Goodwill, page F-20 — Impairment tests for goodwill, page F-21
Comment:
8. It appears that your decision to either sell or cease SLP operations in 2002 may qualify for treatment as discontinued operations for US GAAP reporting purposes. Please advise us, in detail, or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under US GAAP. We refer you to the guidance in paragraphs 41-44 of SFAS No. 144. It may also be necessary for you to present additional US GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.
Response:
The Company’s SLP operations were based around a customer relationship management (CRM) which had applications in the telecommunication industry. SFAS 144 paragraph 42 states “[t]he results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”
SLP activity was reorganized in 2002. The SLP application continued to be part of the Company’s application portfolio for mobile telecommunication products. Further developments related to this technology have been taken over by the Company’s R&D department. Other non-strategic applications were not pursued. Following the reorganization, it was decided that the legal entity of SLP would either be sold or disposed of. The disposal of SLP does not result in discontinued operations presentation as the Company continued to generate cash flows from the technology.

12. Deferred development costs, page F-21
Comment:
9. With a view towards clarifying disclosure, please explain to us the nature of the deferred development costs reported in this footnote. Also, explain to us how these deferred items were addressed in your reconciliations of net income and shareholders’ equity in Note 39.
Response:
The Company’s deferred development costs listed in footnote 10 consist of two main types of costs: development costs related to software projects and development costs related to development other than software. Development costs mainly consist of staff costs, valued based on time sheets and including the salaries, wages and other employment related costs of personnel directly engaged in development activities, as well as expenditure on materials and services used or consumed and depreciation of property plant and equipment dedicated to development activities.
IAS 38 applies to both development costs related to software projects and development costs related to development other than software. It states that “An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, an entity can demonstrate all of the following:
a.	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

b.	its intention to complete the intangible asset and use or sell it.

c.	its ability to use or sell the intangible asset.

d.	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

e.	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

f.	its ability to measure reliably the expenditure attributable to the intangible asset during its development.”
Development costs other than software, which are capitalized in accordance with IAS 38 are expensed as incurred under US GAAP (SFAS 2).
Regarding software-related development activities (operating systems or applications to be loaded on smart cards and software for chip card management), the criteria under IAS 38 and SFAS 86 are similar but not identical. The Company recognizes that there are differences between the two standards and thus analyzes all development costs related to software under both IAS 38 and SFAS 86 independently. There are not currently any software-related developments classified differently between IFRS and US GAAP.
The Company performs a robust examination of its development costs when applying the guidance of SFAS 86 and IAS 38, which results in only 15% of R&D expenditures being capitalized (see Note 12 to the financial statements).

14. Investments in Associates, page F-22
Comment:
10. Please revise to include the required disclosures of paragraph 20 of APB 18 for your investments in common stock.
Response:
The Company would propose to revise its disclosures in its future filings to ensure that all requirement of paragraph 20 of APB 18 are met.
The additional disclosure that the Company would propose to include would be presented as follows:
In Note 14 — Investments in associates
“As indicated in Note 2.2.b., the Company’s investment in associates includes goodwill (net of any amortization and any impairment loss) identified on acquisition. At December 31, 2004, 2003 and 2002, the net book value of goodwill on associates amounted to € 6,616 thousand, € 10,851 thousand and € 13,044 thousand respectively.”
At December 31, 2004, the Company’s investments in associates consisted of the following:

Name of the company	Country	% control	Name of the company	Country	% control
Leigh Mardon Gemplus Pty Ltd Gemware Technology Ltd Solutions Fides Realtime A/S Welcome Realtime SA Immotec Systemes Sàrl Ismap SA Gkard SAS Netsize SA	Australia BVI Canada Denmark France France France France France	50% 25% 49% 49% 49% 49% 35.1% 50% 21%	Setelis SA CLM GmbH & Co. KG Toppan Gemplus Services Co. Ltd Concesionaria Renave SA de CV Gemplus EDBV Smart Labs Pte Ltd Gemplus EDBV Smart Labs Management Pte Ltd Aju Data Services Co. Ltd Softcard Solutions Ltd	France Germany Japan Mexico Singapore Singapore South Korea United Kingdom	21.6% 50% 50% 20% 50% 50% 33.3% 21%
The Company has performed the investment and income test as required by S-X rule 4-08(g) and 1-02(w), with no result exceeding the materiality thresholds set forth in the Rules in FY 2004, 2003, and 2002, except for the income test on FY 2004 reaching a 13%. The highest levels of significance in 2003 and 2002 were approximately 6% and 1%, respectively. The Company also performed these tests on FY 2005 projected income, and reached the conclusion that no materiality threshold would be exceeded in FY 2005.
The Company believes that the aggregate equity information required by SX 4-08(g) for 2004 is not sufficiently material to report a restatement in its 2004 20-F. However, we do plan to include such 2004 information in the 2005 20-F. Information for 2003 and 2005 are clearly de minimus and will not be provided in the 2005 20-F.

18. Current and non-current obligations under finance leases, page F-24
Comment:
11. Refer to your sale-leaseback discussion on page F-25 and explain to us in detail how you accounted for this transaction under US GAAP. In addition, tell us why this transaction resulted in no gain or loss under US GAAP.
Response:
The Company entered into the sale-leaseback of the building La Ciotat, France to finance the construction of the building. During the construction period, all costs incurred were paid by the Company and the building itself was included in the Company’s financial statements. Subsequent to the completion of construction, the building was sold at capitalized costs to a financial institution and leased back. The sale-leaseback transaction did not generate any gain or loss as the selling price equaled the book value.
The Company evaluated the transaction under FAS 98 and determined that “continuing involvement” of the Company existed, due to the asset reverting to the Company at the end of the lease period. Therefore, sale/leaseback accounting is precluded and the Company accounted for the proceeds as a financing, resulting in no US GAAP difference from the IFRS treatment.
19. Non-current portion of provisions and other liabilities, page F-25
Comment:
12. Please refer to SFAS No. 5 and explain to us any differences in your accounting for contingencies under IFRS and US GAAP. In this regard, it is unclear why you are reversing loss accruals into income under US GAAP if such accruals were reasonable estimates of probable losses. Please explain. Also, explain the “Reclassification within balance sheet items” and tell us why you did not record the entries in your results of operations. In addition, please explain to us what is included within the Other provisions line item and tell us in detail what caused the change in the balance during 2004.
Response:
(i)	Reversal of unused provision
The Company’s accounting for contingencies is in line with SFAS 5 with no difference under IFRS, i.e. when loss contingencies are probable and reliably estimable.
The amounts reversed unused during the period mainly relate to income tax accruals, as follows (in thousands of euros):

-Germany: income tax risk following a tax audit	1,726	(1)
-France: property tax	180	(2)
-France: business tax	695	(2)
-France: VAT on postage costs	289	(2)
-France: income tax risk on a special tax regime	281	(2)
-Singapore: income tax risk following a tax audit	94
-Other miscellaneous	201

Total	3,466

In Germany and in France, there is generally no possibility to enter into tax rulings or to discuss tax positions before filings. Certain tax positions are, thus, discussed during the tax audits. In some circumstances, when interpretation of the tax law is required, the Company may take certain tax positions which may be challenged. The Company documents its position that a tax return may have risk when it recognizes that it is likely that the tax authority will challenge, at least partly, its position (example: the basis for property tax in France is based on the market value of the property. Differences in appreciation of the market value are common between companies and the tax authorities).
(1) The two main subsidiaries of the Company in Germany have been subject to a tax audit covering both subsidiaries several years (1995 to 2001). The tax audit commenced in 2002 and was finalized on April 7, 2005. An income tax accrual was recorded based on the best estimate of the final outcome of this tax audit. This accrual was based on the following:
•	Experience from other tax audits involving other group companies when circumstances are comparable (transfer pricing issues for instance);

•	Past experience with the German Tax Authorities;

•	Specific matters already identified by the German Tax Authorities (meetings were held on a regular basis to discuss potential issues identified).
As indicated in Note 19 to the financial statements, the Company reduced its provision for tax risk at December 31, 2004, for Germany based on the terms of an agreement in principle that was reached with the German tax authorities before year-end. The Company received its final tax assessment on April 7, 2005, related to 1995-2001 tax years for both German subsidiaries. The results of this final tax assessment were consistent with the discussions that the Company had with the German Tax Authorities in its agreement in principle that resulted in the reversal of € 1,726 thousand tax provision at the end of 2004.
(2) At the time the provisions are recorded, the criteria of SFAS 5 are met: a specific loss contingency has been identified (property tax, business tax, VAT on postage costs) — there are no general contingency reserves which are prohibited by SFAS 5, i.e., the loss contingency is probable and reasonably estimable.
The reversal of these provisions is based on settlements in 2004 with the French Tax Administration (including the settlement of the French tax audit).
     (ii) Reclassification within balance sheet items
The reclassifications within balance sheet items relate to (in thousands of euros):

- Provision for income tax claims	(922)	Reclassification of income tax payable from non-current
		to current liabilities following the settlement of the
		tax audit and the payment scheduled in FY 2005.

- Provision for pension costs	610	Reclassification of a provision for pension costs which
		was classified by error as a reduction of prepaid
		expenses in FY 2003. Due to immateriality (0.9% of
		balance sheet caption “Other current receivable” and
		1.1% of “Non-current portion of provision” in FY 2003),
		the Company did not consider restating its prior year
		balance sheet.

- Provision for restructuring	2,901	Reclassification from current to non-current portion of
		certain provisions for restructuring based on a revised
		payment schedule. This relates to lease contract
		penalties for which it was probable they would be paid
		in the normal course of business — in 2004, the
		negotiations failed with the lessors, and the Company
		reassessed the classification of its provisions based
		on lease contract terms.

- Other provisions	(1,753)	Mainly reclassification of taxes payable other than
		income tax (property tax, business tax, VAT) from
		non-current to current liabilities as they became
		payable within 12-months.

Total	836

19. Non-current portion of provisions and other liabilities, page F-25
Comment:
13. In order to help us better understand your disclosure related to the tax assessment received from the French tax authority, please address the following items in your response letter:
•	Explain to us your US GAAP basis for recognizing the € 3,990 thousand net income tax charge between 2002 and 2004, including the facts and circumstances that led to the 2003 and 2004 revisions.

•	Explain to us why the tax assessment resulted in the recognition of tax losses carried over amounting to € 24,040. Further, clarify why the recovery of the carryback is expected in mid-2007 given that you recognized the carryback in 2004.

•	Explain your US GAAP basis for discounting the carryback.
Response:
In 2002, three French subsidiaries of the Company, including Gemplus SA, received a first tax assessment from the French tax authority, primarily relating to fiscal years 1998 through 2000. The major components of the assessment concerned certain intercompany transactions, including transfer pricing, invoicing of management fees and the forgiveness of indebtedness of affiliates, as well as certain commissions paid to third-party agents.
The Company evaluated the components of this first tax assessment and provided a tax liability for those that were considered probable and could be reasonably estimated in amount. Those adjustments that were considered permanent differences (intercompany transfer pricing, forgiveness of intercompany debt and commissions paid to agents) resulted in a charge to income tax expense. Those adjustments that were considered to generate temporary differences (provision for risk relating to a patent infringement claim which was subsequently settled, invoicing of management fees and certain other intercompany transactions), were recorded as a deferred tax asset. These temporary differences, which generated deferred tax assets, all related to deductible items which were disallowed in the tax years under audit, but which the Company considered to qualify as deductible in a subsequent tax year. The Company recognized the related deferred tax assets only when the criteria for recognition of those assets were met.
The accounting impact of the tax assessment over the period 2002 to 2004 is summarized as follows:
(Extract from the Note 19 to the financial statements)

(in thousands of euros)

Amount payable in 2004	(34,012)
Recognition of tax losses carried over	24,040
Income tax payable recognized in 1998, 1999, 2000	5,982

Income tax charge resulting from the tax assessment	(3,990)

Listed below is a schedule of revisions in the long-term income tax payable provision and related deferred tax asset relating to the negotiations with the French Tax Administration from 2002 - 2004:

			Balance		Balance		Balance after final
		Movements	December 31,	Movements	December 31,	Movements	reassessment Q2
(in thousands of euros)	Prior to audit	in Q4 2002	2002	in Q3 2003	2003	in Q2 2004	2004

Deferred tax asset	—	21,024	21,024	3,724	24,748	(708)	24,040
Tax payable	(5,982)	(26,878)	(32,860)	(1,794)	(34,654)	642	(34,012)

Net	(5,982)	(5,854)	(11,836)	1,930	(9,906)	(66)	(9,972)

In France, taxpayers generally are not able to discuss tax positions with the authorities or to obtain advance tax rulings on matters before filing a tax return. Thus, discussion with the French authorities on tax positions generally take place only in the context of a tax audit. The standard process for a corporate income tax audit in France can be summarized as follows:
a.	the tax authority informs the Company that it will perform a tax audit;

b.	the tax audit is typically conducted in the field by a team of tax inspectors;

c.	at the end of the field audit, a closing meeting takes place between the inspection team and the Company’s management and tax representatives and a first tax reassessment may be issued by the tax authority;

d.	written exchanges and meetings take place between the Company and the tax authority on the adjustments raised (certain issues may also be referred to a independent fact-finding panel);

e.	a final tax reassessment is issued, followed by the issuance of tax bills; and

f.	the Company can either accept the final tax reassessment or enter into legal proceedings in the courts against the tax authority to contest some or all of the final reassessment.
On average, the entire administrative process usually takes two to three years to complete.
Prior to the commencement of the French tax audit described above, the Company identified certain risks as probable and reasonably estimable in amount and an income tax payable of € 5,982 thousand existed in the books (mainly related to forgiveness of indebtedness of affiliates).
In Q4 2002, based on the first tax reassessment received by the Company, the estimate of the tax charge resulting from the tax audit was revised upward by € 5,854 thousand. A first estimate of the expected temporary and permanent differences was made, resulting in € 21,024 thousand being recorded as a deferred tax asset and € 26,878 thousand as tax payable. Most of the tax adjustments related to the temporary differences described above. The tax authorities challenged the timing but not the tax deductibility of certain expenses (timing of a provision for patent claim, timing of intercompany invoicing for management fees) These items increase the Company’s taxable income in 2000 and increase the Company’s tax losses in 2001. The adjustments which related to 2000 were recognized as creating tax payable, and the adjustments which related to 2001 as creating a deferred tax asset.
In Q3 2003, based on various exchanges and meetings with the tax authority, our estimate of the tax charge resulting from the tax audit was reduced by € 1,930 thousand and the deferred tax asset was reassessed to € 24,748 thousand.
In Q2 2004, certain adjustments having a net impact of € 66 thousand were recorded, based on the final reassessment received from tax authority. The final reassessment from the tax authority provides the details of the adjustments supporting the final tax due as well as the details of the temporary differences.

The net income tax charge for the period 2002 to 2004 resulting from the French tax reassessment can thus be analyzed as follows:

(in thousands of euros)

First assessment Q4 2002	(5,854)
Various written exchanges and meetings Q3 2003	1,930
Final assessment Q2 2004	(66)

Impact on net income	(3,990)

Under the law, it was possible for the Company to elect before the end of 2004 to carry back the tax losses related to the deferred tax asset. This election created a receivable against the French Government in the amount of € 24,040 thousand, which equaled the value of the tax losses at a 33.33% tax rate (which was slightly lower than the tax rate which was in effect in the year the tax losses arose). This receivable could be satisfied by the Company applying it as payment against future tax liabilities until June 2007. In the event the Company did not have sufficient future tax liabilities to fully offset the receivable, the balance was payable to the Company in cash in June 2007.
At the time the Company made this election, it was estimated that the Company’s remaining tax losses (which have an unlimited carry forward period) would be more than sufficient to fully offset its tax liabilities during the recovery period. For this reason, the Company considered that it would recover the entire amount of its French Government receivable in cash at the end of that period. The Company continues to have this view.
Thus, as a result of the Company making this carry back election, the tax losses which were carried back against the tax reassessment created a receivable, as explained above, rather than a deferred tax asset, which would have been the case had the Company not elected to carry back the losses but, instead, had used the losses on a carry forward basis against future taxable profits.
In accordance with IFRS, the Company accounted for its carry back election as creating a tax receivable. The IFRIC minutes of June 3 and 4, 2004, discuss whether it is appropriate to discount current taxes payable under IFRS when an agreement with a tax authority has been reached permitting the taxpayer to pay such taxes over a period greater than twelve months. Those minutes further indicate that although the IFRS did not specifically address this issue, the IFRIC decided not to add the issue to the agenda at that time. It is clear from the minutes that the general view of the IFRIC was that current taxes payable should be discounted.
On this basis, the Company applied the guidance in the IFRIC minutes to its situation. Under IFRS, the Company discounted, using its incremental borrowing rate, the entire amount that it estimated it would receive in cash from the French Government at the end of the recovery period. The Company determined, applying the criteria of SAB 99 related to this US GAAP adjustment, that the impact of discounting is not material to the periods presented nor expected to be material to future periods.

29. Income Tax Expense, page F-36
Loss carry forward, page F-37
Comment:
14. Based on your disclosure, it appears that you have recorded a valuation allowance for most if not all of your potential deferred tax assets related to your net operating loss carry forwards. Please disclose and explain to us your US GAAP basis for this accounting treatment given that the majority of these carry forwards may be used indefinitely.
The Company incurred significant losses in 2003, 2002 and 2001. The loss before taxes and minority interest amounted to € 146,433 thousand, € 311,767 thousand and € 109,972 thousand in those years, respectively. The magnitude of the income before taxes and minority interest for 2004 (€ 17,626 thousand) is not comparable with the amount of the losses incurred in the past.
Under US GAAP, a valuation allowance must be established when it is more likely than not that some or all of a deferred tax asset will not be realized (FAS 109 17 e).
Although the Company’s net income for 2004 and the fact that the majority of its loss carry forwards can be used indefinitely are positive evidence to be considered, FAS 109 paragraph 25, requires that the weight given to the potential effect of negative and positive evidence “be commensurate with the extent to which it can be objectively verified.” FAS 109 paragraph 103, indicates that “a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome,” thereby requiring “positive evidence of sufficient quality and quantity” to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When weighing the positive evidence, the Company considered the following facts:
1. At the end of 2004, it was not clearly established if and when the Company would return to strong profits. Forecasting the level and profitability of future business activity in the smart card industry is very difficult, as the industry is very cyclical and upswings are impossible to accurately predict.
2. When considering the examples of positive evidence given by FAS 109, par. 24, the Company assumed that they were generally not applicable because:
•	the Company had no significant contracts or firm sales backlog, as this is not the common practice in the smart card industry;

•	there was no significant excess of appreciated asset value over the tax basis of the Company’s net assets; and

•	the Company had no recent history of positive earnings (see above).
Tax Loss carry forwards which can be used indefinitely:
An unlimited carry forward period does not assure realization, because realization is dependent upon future income.
The Company’s loss carry forwards, which can be carried forward indefinitely, mainly relate to the Company’s affiliates in Luxemburg and France. The Company is organized under the laws of Luxemburg, is the group holding company, and has no operating activity. The use of the tax loss carry forwards in Luxemburg is dependant on the ability of the Company to generate future taxable income which, due to nature of the activity of the Company, is neither planned nor predictable.
In France, because of the Company’s history of losses, there is no reasonable assurance that taxable profit will be generated in the near future. In the longer term, the Company’s estimates of future taxable profits, on a tax jurisdiction basis, become increasingly subjective and speculative, due to the characteristics of the industry and changes which may occur in the level and nature of the Company’s operations there.

For these reasons, the Company has considered that the fact that the tax loss carry forwards can be used indefinitely is not a sufficiently strong positive evidence to overcome the other negative evidence.
Following is a summary of the tax jurisdictions for which a valuation allowance has been recorded (in thousands of euros):

	Valuation allowance on
	Net
	operating			Contributions to IFRS
	loss	Temporary		consolidated income before taxes
Tax jurisdiction	carryforwards	differences	Total	and minority interest			Comments
				FY 2004	FY 2003	FY 2002
							Holding. Future taxable results are not
Luxembourg	178,252	—	178,252	(207)	(2,115)	(5,202)	predictable as they mainly depend
							upon the future sale of subsidiaries.
							History of losses or non significant
France	71,293	14,944	86,237	5,488	(108,245)	(152,892)	profit. In the long term, future taxable
							profit in this tax juridiction may be
							impaired by future reorganization.
							History of losses. Risk of change of
USA	23,950	(1,060)	22,890	2,687	(3,176)	(23,362)	ownership limitations
							Forecasted future taxable profits are
Germany	13,578	—	13,578	(3,439)	(14,723)	(9,831)	too low.
							Holding. Future taxable results are not
Belgium (holding)	10,505	—	10,505	(3,788)	(3,095)	(6,515)	predictable.
Belgium	7,551	—	7,551	3,750	(9,419)	(7,446)	History of losses.
Holland	5,861	—	5,861	(2,843)	(3,672)	3,893	History of losses.
							Forecasted future taxable profits are
Mexico	3,239	(94)	3,145	436	375	(4,353)	too low.
Italy	1,810	—	1,810	212	(1,047)	(641)	History of losses.
Ireland	1,390	—	1,390	(10,386)	(28,865)	(13,005)	History of losses.
							The Company manages currency
Switzerland	1,298	—	1,298	18,312	4,344	15,297	hedging on behalf of the Group. The
							results of hedging are not predictable.
Others	2,619	—	2,619	7,404	23,205	(107,710)
	321,345	13,790	335,135	17,626	(146,433)	(311,767)
The Company’s position on the need for valuation allowances is reassessed on an ongoing basis. As explained above, current taxable income and the Company’s short-term forecast are key indicators in this assessment.

Comment:
15. Refer to the 2nd to last paragraph on page F-37 and explain to us the nature of these business changes in Germany and Mexico that caused you to decrease the amount of deferred tax assets recognized in previous years. Reference all authoritative, pertinent, US GAAP accounting literature that supports your accounting treatment in your response letter.
Response:
The Company recognizes deferred tax assets only in the case of a certain limited number of subsidiaries (i.e., Germany, € 2.6 million, UK, € 2.2 million, Singapore, € 0.7 million, Japan, € 0.5 million and China, € 0.2 million). In every case, it can be demonstrated that the Company’s turnaround to operating profitability has been effective and that restructuring plans, where they have been implemented, have been successful.
FAS 109 paragraph 21 states, “[f]uture realization of the tax benefit of an existing deductible temporary difference or carry forward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry back, carry forward period available under the tax law.”
Where the Company has recognized deferred tax assets, the net amount of the deferred tax asset recognized is limited to the forecasted profitable earnings that could reasonably be expected in the related affiliate.
These forecasts are reviewed and updated each quarter-end.
The change in deferred tax assets recognized in Germany can be analyzed as follows (in million euros):

Deferred tax assets at December 31, 2003, based on forecasts for FY 2004 to FY 2008:	4.0
- Impact of the reorganization of operations	(1.5)
- Revised forecasts for the next 5 years	0.2
- Change in tax rate	(0.1)

Deferred tax assets at December 31, 2004	2.6

Since 2001, the Company has conducted a series of restructuring programs which impacted its German operations. At the end of 2003, the Company anticipated that these restructurings would allow the German subsidiaries to return to profit in the near future. As a result, the Company recognized a deferred tax asset of 4.0 million at December 31, 2003, based on forecasted profitable earnings for those subsidiaries. In 2004, the Company decided to close a plant in Germany as part of its third restructuring program, and to reorganize some of its selling channels in Europe to improve the overall profitability of the Company. Specifically, new selling channels were created in the UK and Russia, both of which had been previously served by Germany. As a consequence, the primary nature of the German operations changed in substance from being a manufacturing center to a sales office. The average operating profit of the German subsidiaries was correspondingly reduced from 2.9% to 2%.
In Mexico, business conditions turned out to be less favorable than were initially expected. This resulted in a taxable loss of € 3,012 thousand in FY 2004, in contrast to an operating profit of € 3,900 thousand for FY 2004 which had been projected at December 31, 2003. As a result, the Company’s estimate of future profitability was revised and the deferred asset of € 1.5 million was reduced to zero in 2004.

35. Commitments and contingencies, page F-41 — Off-balance sheet arrangements, page F-42
Comment:
16. Refer to your discussion of the stand-by letter in the 2nd paragraph on page F-43. Please explain to us your consideration of FIN 45 in determining not to record this guarantee as a liability under US GAAP.
Response:
Our discussion, as referenced in the Staff’s comment, is in relation to Realtime A/S an associate investment of the Company. The Company guaranteed Realtime’s bank overdraft facility up to an amount € 0.9 million. In accordance with FIN 45 and FASB Concept 7 the Company estimated a probability weighted average cash flow considering the following information, which yielded a de minimus amount to record as a guarantee.
The Company has been a guarantor to Realtime A/S bank loan since July 5, 2002, initially for € 1.5 million, reduced to € 0.9 million as of January 6, 2004. The Company has determined that the short-term risk on this guarantee was low due to the continuous improvement of Realtime A/S’s profit and loss statement over the period until positive EBITDA in 2004, the ability of Realtime A/S to pay the interests and bank charges, and the willingness for various Danish banks to renew the credit line to Realtime A/S under the same circumstances and guarantees, as demonstrated in the renewal of the credit line each year on January 2003, 2004 and 2005. The Company was simultaneously evaluating various recapitalization scenarios for Realtime A/S to remove such guarantee on the longer term. Consequently, the Company did not include any US GAAP reconciling item related to this guarantee. On August 26, 2005, Realtime A/S merged with the French company Atchik SAS. The guarantee was subsequently cancelled on August 31, 2005 and was not replaced.
37. Related party transactions, page F-44
Comment:
17. Refer to the 3rd paragraph on page F-45 and clarify for us the nature of the transaction between Gemventures 1 NV and Dassault Multimedia SAS, your business purpose for lending the shares of Welcome Real Time, and explain how you accounted for it under US GAAP. Tell us if you received cash in exchange for the shares and if you continue to report the loaned Welcome Real Time shares as an investment on your balance sheet.
Response:
Dassault Multimedia SAS (“Dassault”) is a shareholder of Gemplus International SA (GISA). GemVentures 1 NV (“GemVentures”) is a wholly owned subsidiary of GISA. Gemventures and Dassault are both shareholders of Welcome Real Time (“WRT”).
As part of a financing round within WRT, a new investor requested all existing shareholders to exercise their outstanding dilutive instruments, which for the Company were warrants. Along with WRT management, the new investor also required that voting rights be rebalanced between all shareholders, and thus required the Company to enter into share loan agreements and to cap its voting rights through a shareholders’ agreement.
As a consequence, GemVentures lent shares of WRT to Dassault, without impairing the ability of GemVentures to exercise significant influence over WRT. After lending 1.5% of WRT’s shares to Dassault and 1.5% of WRT’s shares to an unrelated third party on identical terms, GemVentures’ voting rights are capped at 49%, enabling exercise of significant influence over WRT.
This loan is a non-cash transaction.
WRT, which is not controlled but over which significant influence is exercised by the Company, is included in the Company’s consolidated financial statements under the equity method of accounting taking into account the shares lent to Dassault. The carrying value of the loaned Welcome Real Time shares are reported as part of the equity basis investment in our balance sheet and we record our proportionate losses in the underlying equity shares of the loan. WRT is a start up company, which as of December 31, 2004, has always been in loss position.
37. Related party transactions, page F-44
Comment:
18. Refer to the 2nd to last paragraph on page F-45 and tell us whether you gave any accounting treatment under US GAAP to the guarantees that you provided on the obligations of Apeera Inc. Reference all pertinent, authoritative, US GAAP accounting literature in your response letter that supports your accounting.
Response:
Our discussion, as referenced in the Staff’s comment, is in relation to Apeera Inc., a cost method investment in which the Company had a 18% holding. In March 2004, Apeera Inc. exchanged their assets, including its 100% ownership in Apeera France SAS for shares in Intuwave, an unrelated company. As part of the exchange transaction the Company gave the following commitments to Intuwave:
•	Orderly performance under the sales agreement by Intuwave

•	The completeness and accuracy of the disclosures in the Share Purchase Agreement by Intuwave

•	That all known risks and liabilities transferred to Intuwave in respect of the objects of the transaction were disclosed at the time of the sale.
FIN 45 provides the authoritative guidance for contracts that contain one of four characteristics:
1.	Contracts that contingently require the guarantor to make payments (either in cash, financial instruments, other assets, shares of its stock or provision of services) to the guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party.

2.	Contracts that contingently require the guarantor to make payments (either in cash, financial instruments, other assets, shares of its stock, or provision of services) to the guaranteed party based on another entity’s failure to perform under an obligating agreement (performance guarantees).

3.	Indemnification agreements (contracts) that contingently require the indemnifying party (guarantor) to make payments to the indemnified party (guaranteed party) based on changes in an underlying that is related to an asset, a liability, or an equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

4.	Indirect guarantees of the indebtedness of others, as that phrase is used in paragraphs 17 and 18 (and originally in Interpretation 34), even though the payment to the guaranteed party may not be based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party.
The Company determined that point 3 required further analysis under FIN 45 in relation to the contract. Upon further analysis, the Company determined that this agreement did not fall under characteristic 3 because a specified payment was not provided if the warranties guaranteed by the Company were breached. Rather, the guaranteed party would be required to sue for breach of the applicable warranty and prove damages, if any. This type of remedy does not meet the requirements of characteristic 3 because the possibility of the Company having to make any payment under the applicable guarantees remains subject to such proof. Consequently, no amount was accrued under FIN 45.

37. Related party transactions, page F-44
Comment:
19. It appears the certification services operator business division, formally owned by Certplus SA, may qualify for treatment as discontinued operations for US GAAP reporting purposes. Please advise us, in detail, or disclose the nature of this difference in GAAP and the impact of this treatment on income from continuing operations as determined under US GAAP. We refer you to the guidance in paragraphs 41-44 of SFAS No. 144. It may also be necessary for you to present additional US GAAP earnings per share data pursuant to paragraphs 36 and 37 of SFAS No. 128.
Response:
Certplus provided certification applications, which were part of the Company’s Identity and Security segment. SFAS 144 paragraph 42 states “[t]he results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”
Certplus was contributed to Infrasec in exchange for the Company receiving a 19.1% shareholding in Infrasec. Infrasec is an existing company that provides identity and security services that are similar to those previously conducted by Certplus.
The Certplus operations were immaterial to the Company, as shown in the following schedule, and as such were not classified as discontinued operations.
(in thousands of euros)

	2004	2003	2002

CERTPLUS
External revenues, net	2,450	3,975	1,923
Operating loss	(217)	(925)	(817)
Net loss	(383)	(769)	(865)

GROUP
External revenues, net	865,034	749,203	787,434
Operating loss	26,318	(133,786)	(231,708)
Net income (loss)	6,291	(158,955)	(316,558)

Certplus in % of the Group
External revenues, net	0.28%	0.53%	0.24%
Operating loss	-0.82%	0.69%	0.35%
Net loss	-6.09%	0.48%	0.27%

39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46
Comment:
20. Refer to the caption “Reversal of restoration of impairment losses on long-lived assets” on your reconciliations of net income and shareholders’ equity on pages F-46 and F-47, respectively. Tell us whether the total balances of these reconciling items relate to the reversal of impairment losses on other non-current assets. If the entire balance relates to goodwill, please revise your disclosure on page F-48 to state this fact. Otherwise, please revise to separately disclose the amount that relates to goodwill and the amount that relates to other non-current assets.
Response:
The caption “Reversal of restoration on impairment losses on long-lived assets” in our US GAAP reconciliation relates to the reversal of an impairment loss for a building in China for € 2,555 thousand to reflect changes in the business environment in which the Company operates.
Under US GAAP, the impact of this reversal has been eliminated including the on-going effect of the depreciation on the revaluation of the asset. The line item does not include any amounts related to goodwill. The Company will clarify this in future filings.
39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46
Comment:
21. Refer to your reconciliations of net income and operating income on pages F-46 and F-51 respectively and explain to us why the amount of the net income reconciling item “Goodwill amortization and impairment” is different from the amount of the operating income reconciling item “Goodwill amortization on consolidated subsidiaries”.
Response:
In accordance with IFRS, goodwill amortization and impairment on consolidated subsidiaries is reported within operating income, while goodwill amortization and impairment on investments in associates is reported below operating income, within the line item “Share of profit/loss of associates”.
Therefore, when the Company reverses goodwill amortization and adjusts, when applicable, goodwill impairment for US GAAP purposes, the portion of the adjustment relating to consolidated subsidiaries is booked in operating income, and the portion relating to associates is recorded below operating income. The difference relates to the goodwill amortization and impairment expense of investments in associates, which is not reported within operating income, is reported under the caption “Share of profit/loss of associates.”
39. Differences between International Financial Reporting Standards and US Generally Accepted Accounting Principles, page F-46
Comment:
22. Refer to your reconciliation of shareholder’s equity on page F-47. We do not understand the reasons for the € 25,755 thousand increase in shareholders equity determined in accordance with US GAAP in 2004. So that we may clearly understand the items that impacted shareholders’ equity determined under US GAAP, please provide us a roll forward of your US GAAP shareholders’ equity from December 31,

2002 through December 31, 2004. Separately identify and explain all items that impacted your US GAAP shareholders’ equity during this two-year period.
Response:
Please see the reconciliation below between shareholders’ equity as at December 31, 2003, for € 700,079 thousand and shareholders’ equity as at December 31, 2004, for € 725,834 thousand as well as the roll forward for 2003 (in thousands of euros):

						Other
			Additional		Net	compre-
Shareholders equity in accordance		Share	paid-in	Retained	income	hensive	Treasury
with US GAAP		value	capital	earnings	/ (loss)	income	shares	Total

December 31, 2002 (US GAAP)		127,644	1,028,920	95,817	(279,672)	427	(94,326)	878,810

Allocation of prior year loss		—	—	(279,672)	279,672	—	—	—

Shares issued	*	38	136	—	—	—	—	174
Shares contributed	*	207	(207)	—	—	—	—	—
Cancellation of treasury shares	*	—	—	(92,756)	—	—	92,756	—
Purchase of treasury shares	*	—	—	—	—	—	(505)	(505)
Net income (under IFRS)	*	—	—	—	(158,955)	—	—	(158,955)
Minority interest	1	—	—	—	(2,152)	—	—	(2,152)
Capitalized development costs	2	—	—	—	7,321	—	—	7,321
Reversal of restoration of impairment losses	3	—	—	—	(2,555)	—	—	(2,555)
Stock option accounting	4	—	—	6,399	(6,399)	—	—	—
Purchase accounting	5	—	—	—	(837)	—	—	(837)
Goodwill amortization and impairment	6	—	—	—	(18,522)	—	—	(18,522)
Other differences		—	—	—	26	—	—	26
Deferred tax effect		—	—	—	393	—	—	393
Change in non recourse loan	7	—	—	642		—	—	642
Change in cumulative translation adjustment	*	—	—	—	—	(8,333)	—	(8,333)
Change in fair value of derivatives	*	—	—	—	—	4,332	—	4,332
Change in effect of IFRS/US GAAP adjustment on Other Comprehensive Income	8	—	—	—	—	240	—	240

December 31, 2003 (US GAAP)		127,889	1,028,849	(269,570)	(181,680)	(3,334)	(2,075)	700,079

Allocation of prior year loss		—	—	(181,680)	181,680	—	—	—

Shares issued	*	57	1,422	—	—	—	—	1,479
Shares contributed	*	697	(697)	—	—	—	—	—
Minority shareholder’s contribution	*	—	1,984	—	—	—	—	1,984
Sale of treasury shares	*	—	—	(13)	—	—	90	77
Net income (under IFRS)	*	—	—	—	6,291	—	—	6,291
Minority interest	1	—	—	—	(1,617)	—	—	(1,617)
Reversal of restoration of impairment losses	3	—	—	—	19	388	—	407
Stock option accounting	4	—	—	6,950	(6,950)	—	—	—
Goodwill amortization and impairment	6	—	—	—	10,528	—	—	10,528
Other differences		—	—	—	(57)	—	—	(57)
Deferred tax effect		—	—	—	(3)	(59)	—	(62)
Change in cumulative translation adjustment	*	—	—	—	—	(9,951)	—	(9,951)
Change in fair value of derivatives	*	—	—	—	—	17,337	—	17,337
Change in effect of IFRS/US GAAP adjustment on Other Comprehensive Income	8	—	—	—	—	(661)	—	(661)

December 31, 2004 (US GAAP)		128,643	1,031,558	(444,313)	8,211	3,720	(1,985)	725,834

*	See IFRS financial statements.

1	Under US GAAP, minority interest is excluded from net income and shareholders’ equity.

2	In 2003, a development project that had not been capitalized under US GAAP was written-off under IFRS; the impact of this write-off has been adjusted for US GAAP purposes.

3	An impairment was recorded against the book value of a building in 2002. In 2003, the impairment loss was reversed under IFRS, and an adjusting entry was recorded under US GAAP to restore this impairment loss. The construction of the building was completed in October 2004, and amortization started. From 2004 onward, the Company will record an adjustment in its US GAAP profit and loss to reflect the difference in amortization expense deriving from the difference in carrying value.

4	Compensation expense calculated under APB 25.

5	Consideration recorded as part of a business consideration, relating to continued employment of the selling shareholders, treated as part of the purchase price under IFRS and recorded as compensation expense under US GAAP.

6	Reversal of goodwill amortization expense and adjustment to goodwill impairment charge under US GAAP.

7	Shareholders loan are recorded as an asset under IFRS, and as a reduction of shareholders’ equity under US GAAP. Please see response to comment 23 below.

8	Unfunded pension liability recorded in “Other comprehensive income” for US GAAP purposes.
Comment:
23. In addition, clarify for us why the non-recourse loans caused a € 4.3 million difference in shareholders’ equity between IFRS and US GAAP. In this regard, we note that you mention non-recourse loans in the 2nd paragraph on page F-48, but you do not indicate why these loans caused a difference in shareholders’ equity. Also revise your disclosure to clarify.
Response:
In 2000, loans were granted to senior executives in order to enable them to exercise stock options.
Until IFRS 2 was issued in 2004 (first application in FY 2005), there was no IFRS covering the recognition and measurement of share based payments. As disclosed in Note 2.21 of the financial statements, the Company elected to record the impact of those benefits directly in “Share capital” and “Paid in capital” within shareholders’ equity. No difference is made in the classification of loans granted to employees and other parties. Therefore, the Company applied the general guidance of IAS 1 paragraph 49 whereby loans are recorded as an asset.
For US GAAP purposes in accordance with EITF 85-1, these non-recourse loans were shown as a reduction of shareholders’ equity.
Included below is the revised disclosure the Company would propose to include in future filings.
“In 2000, the Company entered into arrangements with certain executives, whereby they were granted a certain number of options, and loans for their exercise. The loans were treated, for accounting purposes only, as non-recourse loans at origination, which resulted in the application of variable plan accounting. Under IFRS, these loans are recorded as assets, when under US GAAP, they are recorded as a reduction of shareholder’s equity. Under variable plan accounting, compensation cost is re-measured each period based on the difference between the fair market value and the exercise price of the stock unless the exercise price exceeds the fair market value, which was the case in 2002, 2003 and 2004. No compensation expense or benefit was recorded in such years.”

Comment:
24. It is unclear why you have not provided an adjustment in your reconciliations of net income and shareholders’ equity to present the impact of your associates reporting under US GAAP. Please revise or advise us in detail.
Response:
The only material difference identified for our associates is goodwill amortization. This reconciling amount has been included in the line item “Goodwill amortization and impairment” in the US GAAP reconciliation. Please be advised that the Company plans to disclose the goodwill amortization related to equity method investees as a separate line item in the US GAAP reconciliations in the Company’s 2005 20-F versus including this amount in the total “goodwill amortization and impairment” line item.
The Company has performed an analysis of these investments and has not discovered any additional item. Materiality is determined by the Company in relation to the consolidated financial statements taken as a whole.
Comment:
25. It is unclear why you have not made an adjustment in your reconciliations of net income and shareholders’ equity to report the impact on minority interest of the differences between US GAAP and IFRS in your partially owned subsidiaries. Please revise or advise us in detail.
Response:
The only difference we have identified for controlled but non-wholly owned subsidiaries relates to goodwill that was generated upon the Company’s acquisition of such subsidiary, and therefore does not impact minority interests. The Company has not identified any other adjustments relating to partially owned subsidiaries. All other adjustments relate to wholly-owned subsidiaries of the Company.
*****

While we understand that the Staff has indicated that the Company amend its 2004 Form 20-F, we would welcome a further discussion with the Staff concerning our responses set forth above. If the Staff has any questions regarding any of the above, please do not hesitate to contact Jason Cohen at +41 787702285.
Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Very truly yours,
Gemplus International SA
Frans Spaargaren
Chief Financial Officer